Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

July 19, 2010

BARCLAYS CAPITAL

XXV: BARCLAYS INVERSE VOLATILITY ETNs

Note Details	
Ticker	XXV
Intraday indicative value ticker	XXV.IV
Issue Price	$20.00 per ETN
Automatic Termination Trigger	$10.00 per ETN
Bloomberg Index Ticker	SPVXSP Index
CUSIP	06740L592
Primary Exchange	NYSE Arca
Annual Fee	0.89%*
Inception Date	07/16/2010
Maturity Date	07/16/2020
Index	S&P 500® VIX Short-Term Futures™ Index ER

*The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Annual Fee times the closing indicative note value of your securities on the immediately preceding calendar day divided by 365.

Issuer Details	
Barclays Bank PLC long-term, unsecured obligations*	
S&P Rating	AA-
Moody's Rating	Aa3
The ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The ETNs rely on the ratings of their issuer, Barclays Bank PLC.	

* We have not obtained a rating from any rating agency with respect to the ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the ETNs.

Note Underlyings

ETN Underlying Exposures as of July 16, 2010


$25
$20
$10
$5
$0
28-day T-Bills $20.00
Short Index $20.00

Source: Barclays Capital. Valuation of underlying exposures changes on a daily basis along with market movements and may change significantly. ETN redemption value reflects an inverse (or short) position in the underlying Index, and accrues interest for the benefit of the investor rate equal to the most recent weekly investment rate for 28-day U.S. Treasury bills effective on the preceding business day in New York City. Additionally, certain costs and fees may apply. Investors should consult the applicable prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the US Securities and Exchange Commission (SEC) for full details of the underlying ETN exposures and the calculation of the closing indicative note value.

The Barclays ETN+ Inverse S&P 500® VIX Short-Term Futures™ ETNs (the "ETNs") are senior, unsecured debt securities issued by Barclays Bank PLC that are linked to the inverse performance of the S&P 500® VIX Short-Term Futures™ Index Excess Return (the "Index"). The ETNs provide investors with an exchange traded alternative to establishing short positions in the iPath® S&P 500® VIX Short-Term Futures™ ETNs (VXX) or in short-term futures contracts on the CBOE Volatility Index® (the "VIX Index"). The ETNs do not pay any interest during their term and do not guarantee any return of principal at maturity or upon redemption[1]. In addition, the ETNs will be automatically redeemed if an automatic termination event occurs.[2]

The Index is designed to reflect the returns that are potentially available through an unleveraged investment in short-term futures contracts on the VIX Index. Specifically, the Index offers exposure to a daily rolling long position in the first and second month VIX Index futures contracts and reflects the implied volatility of the S&P 500® Index, which provides an indication of the pattern of stock price movement in the US equities market, at various points along the volatility forward curve. The Index rolls its exposure to the underlying futures contracts continuously throughout each month, targeting a constant weighted average maturity for the underlying futures contracts of one month.

The Index does not reflect a direct investment in the VIX Index. Instead, the Index is designed to reflect the returns that are potentially available through an unleveraged investment in VIX futures which could involve roll costs and exhibit different risk and return characteristics than an alternative investment. Investments offering volatility exposure, such as an investment in the ETNs, can have various uses within a portfolio including hedging, directional, or arbitrage strategies and are typically short or medium-term in nature.

Index Performance

S&P 500® VIX Short-Term Futures™ Index Excess Return Historical Performance


Index Level (Thousands)
250
200
150
100
50
0
20-Dec-05
20-Apr-06
20-Aug-06
20-Dec-06
20-Apr-07
20-Aug-07
20-Dec-07
20-Apr-08
20-Aug-08
20-Dec-08
20-Apr-09
20-Aug-09
20-Dec-09
20-Apr-10

Index returns are for illustrative purposes only and do not represent actual Index performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Past performance is not indicative of future results.

[1] An Investor may redeem the ETNs on a daily basis directly to the issuer, Barclays Bank PLC, provided that the investor presents at least 50,000 of the ETNs for redemption and follows the procedures described in the relevant pricing supplement.

[2] Barclays Bank PLC will automatically redeem the ETNs (in whole only, but not in part) if, on any valuation date prior to or on the final valuation date, the intraday indicative note value per ETN is less than or equal to $10.00. Before investing in the ETNs, investors should read in full the pricing supplement for the ETNs, available through visiting www.etnplus.com.

IMPORTANT INFORMATION:

An investment in Barclays ETN+ notes involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus supplement and pricing supplement.

Barclays Bank PLC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates.

Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively,

Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling your Barclays

Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh

Avenue—Attn: US InvSol Support, New York, NY 10019.

Barclays ETN+ notes (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and do not guarantee any return of principal at maturity or upon redemption. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in the index or index components. Because your investment in the Securities is linked to the inverse performance of the Index, an increase in the level of the Index will have a negative effect on the repayment amount upon maturity or redemption,

whereas a decrease in the level of the Index will have a positive effect on the repayment amount. You may receive less than your original investment in the Securities at maturity or upon redemption. If the level of the Index increases sufficiently to trigger an automatic termination event, your Securities will be automatically redeemed at the automatic redemption value,

which is calculated after the close of business on the automatic termination date; therefore, the payment you receive on the automatic redemption date may be less than the intraday indicative note value at the time of the automatic termination event. Following the calculation of the automatic redemption value, you will not benefit from any subsequent decrease in the Index. The payment you receive following an automatic termination event will most likely be significantly less than the principal amount of your Securities and may equal $0. If current levels of market volatility persist, it is highly likely that an automatic termination event will occur. Moreover, the accrued fees will reduce the amount of your return at maturity or upon redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the index has decreased. The “participation” value for each series of Barclays ETN+ notes, as described in the applicable pricing supplement, is published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for your Securities, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of your

Securities. An investment in Barclays ETN+ notes may not be suitable for all investors.

The Securities may be sold throughout the day on the applicable exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with Barclays Bank PLC as specified in the applicable pricing supplement. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in Barclays ETN+ notes linked to the inverse performance of the S&P 500® VIX Short-Term Futures™ Index ER is subject to risks associated with fluctuations, particularly an increase, in the value of the index. The market value of the Securities may be influenced by many unpredictable factors.

The Index is designed to reflect the returns that are potentially available through an unleveraged investment in short-term VIX futures, which reflect the implied volatility of the S&P 500®

Index and the Securities are not linked to the options used to calculate the index, to the actual volatility of the S&P 500® Index or the equity securities included in the S&P 500® Index,

nor will the return on the Securities be a participation in the actual volatility of the S&P 500® Index. Changing prices of the futures contracts included in the Index may result in a reduced amount payable at maturity or upon redemption. Additionally, the Securities will be automatically redeemed if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the Securities is less than or equal to 50.0% of the principal amount per Security. An automatic redemption may occur as a result of a precipitous increase in volatility in the U.S. equity markets and is highly likely to occur if the historical frequency of precipitous increases in volatility in the U.S. equity markets persist.

All terms used but not defined herein are defined in the prospectus, the applicable prospectus supplement or the applicable pricing supplement. “Standard & Poor’s®”, “S&P®”, “S&P 500®”,

“Standard & Poor’s 500™” and “S&P 500 VIX Short-Term Futures™” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Barclays Bank PLC . “VIX” is a registered trademark of Chicago Board Options Exchange, Incorporated and has been licensed for use by Standard & Poor’s Financial Services LLC .

©2010 Barclays Bank PLC . All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

CSNY328827

XXV: Barclays Inverse Volatility ETNs